Exhibit 12.01
COMPUTATION OF RATIOS
December 31, 2014
BOND RATIO

SCANA and SCE&G:

Dollars in Millions
Year Ended December 31, 2014
Net earnings as defined in SCE&G's bond indenture dated April 1, 1993 (Mortgage)		$1,133.0
Divide by annualized interest charges on:
Bonds outstanding under the Mortgage	$209.5
Total annualized interest charges	209.5
Bond Ratio		5.41

RATIO OF EARNINGS TO FIXED CHARGES

Dollars in Millions	SCANA					SCE&G
Years Ended December 31,	2014	2013	2012	2011	2010	2014	2013	2012	2011	2010
Fixed Charges as defined:
Interest on debt	$318.2	$305.9	$301.3	$287.0	$270.4	$237.6	$226.4	$217.4	$207.8	$192.4
Amortization of debt premium, discount and expense (net)	9.7	5.3	4.9	4.8	5.1	4.4	4.2	3.9	3.9	4.0
Interest component on rentals	4.1	4.9	4.9	5.2	4.6	4.0	4.5	3.2	3.6	3.1
Total Fixed Charges (A)	$332.0	$316.1	$311.1	$297.0	$280.1	$246.0	$235.1	$224.5	$215.3	$199.5
Earnings as defined:
Pretax income from continuing operations	$786.0	$693.8	$601.6	$555.6	$535.4	$676.0	$579.7	$509.5	$456.5	$433.6
Total fixed charges above	332.0	316.1	311.1	297.0	280.1	246.0	235.1	224.5	215.3	199.5
Pretax equity in (earnings) losses of investees	(1.4)	(3.2)	(3.3)	(2.9)	(1.1)	5.3	3.5	3.8	2.3	2.1
Cash distributions from equity investees	7.4	9.6	3.3	3.6	4.8	-	-	-	-	-
Total Earnings (B)	$1,124.0	$1,016.3	$912.7	$853.3	$819.2	$927.3	$818.3	$737.8	$674.1	$635.2
Ratio of Earnings to Fixed Charges (B/A)	3.39	3.22	2.93	2.87	2.92	3.77	3.48	3.29	3.13	3.18

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